51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company")

542 Newbold St.

London, ON N6E 2S5

Item 2 Date of Material Change

May 12, 2025

Item 3 News Release

The news release dated May 13, 2025 was disseminated via Globe Newswire.

Item 4 Summary of Material Change

On May 12, 2025, the Company entered into an agreement (the "GIACP Agreement") with Generation IACP Inc. ("GIACP") to provide market making and trading services to the Company in order to contribute to market liquidity of the Company's common shares which are currently listed for trading on the Canadian Securities Exchange (the "CSE").

The GIACP Agreement will continue on a monthly basis for six months beginning May 12, 2025 (the "Initial Term") and will be automatically renewed for subsequent six month periods (each, a "Renewal Term") thereafter, unless either the Company or GIACP provides written termination notice not less than 30 days prior to the end of the Initial Term or Renewal Term, as applicable. In consideration for the services to be provided by GIACP, the Company has agreed to pay GIACP a monthly fee of US$8,000 per month for the Initial Term, and US$9,000 per month for the first Renewal Term. The monthly fee will automatically increase annually by 3% on each anniversary of the GIACP Agreement.

Item 5 Full Description of Material Change

The material change is fully described in item 4 above and in the news release which has been filed on SEDAR+ at www.sedarplus.com.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Ofer Vicus, Chief Executive Officer

Telephone: 604-362-7011

Item 9 Date of Report

May 13, 2025